Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Legg Mason Partners Equity Trust

We consent to the use of our reports dated November 15, 2016 with respect to the financial statements of QS Global Dividend Fund (formerly, QS Batterymarch Global Dividend Fund), QS International Dividend Fund (formerly, QS Batterymarch International Dividend Fund), and QS S&P 500 Index Fund (formerly, QS Batterymarch S&P 500 Index Fund), each a series of the Legg Mason Partners Equity Trust, as of September 30, 2016, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information.

New York, New York

January 19, 2017